N E W S   R E L E A S E

TALISMAN ENERGY ANNOUNCES CHANGES TO LEADERSHIP TEAM

CALGARY, Alberta – January 29, 2009 – Talisman Energy Inc. has announced changes to its senior leadership team. Nigel Hares, Executive Vice President, International Operations (West) and John ‘t Hart, Executive Vice President, Exploration are retiring. The Company is pleased to announce the appointment of Paul Smith and Richard Herbert, respectively, in these roles. Paul and Richard are expected to join Talisman towards the end of February and will report directly to John A. Manzoni, President and CEO.

“Nigel and John have been valued members of the leadership team at Talisman and we will be sad to see them go,” said John A. Manzoni, President & CEO. “They have both contributed to the tremendous growth and success of the Company. I am grateful for their input into the Company’s new strategic direction and plans for 2009. They are leaving their areas in excellent shape and well positioned to play a significant role in Talisman’s future. Their experience and technical expertise will be missed and I would like to thank them for their advice and friendship.

“Joining us will be Paul Smith, as the new Executive Vice President, International Operations (West) and Richard Herbert, as Executive Vice President, Exploration. Paul and Richard bring world class expertise in the upstream business and will be valuable additions to the leadership team.”

Paul Smith has an established track record in the upstream business with commercial, operational, project management and strategic experience. In his most recent role, he was Upstream Vice President at TNK-BP, responsible for operations in West Siberia, with 3,500 employees and production of 450,000 boe/d.

Richard Herbert brings global exploration experience in areas including Southeast Asia, South America and the North Sea. Recently, he was a member of the TNK-BP Management Board, holding the position of Executive Vice President Technology and prior to that Vice President, Exploration.

Additional information on Mr. Smith and Mr. Herbert can be found at the end of this release.

Talisman Energy Inc. is an independent upstream oil and gas company headquartered in Calgary, Alberta, Canada.  The Company and its subsidiaries have operations in North America, the North Sea, Southeast Asia and North Africa. Talisman’s subsidiaries are also active in a number of other international areas.  Talisman is committed to conducting its business in an ethically, socially and environmentally responsible manner. The Company is a participant in the United Nations Global Compact and included in the Dow Jones Sustainability (North America) Index. Talisman's shares are listed on the Toronto Stock Exchange in Canada and the New York Stock Exchange in the United States under the symbol TLM.

For further information, please contact:

Media and General Inquiries:                                                                                                Shareholder and Investor Inquiries:

David Mann, Vice-President,                                                                                                Christopher J. LeGallais, Vice-President,
Corporate & Investor Communications                                                                               Investor Relations
Phone:                      403-237-1196 Fax:  403-237-1210                                                          Phone:                      403-237-1957 Fax: 403-237-1210
E-mail:                      tlm@talisman-energy.com                                                                    E-mail:                       tlm@talisman-energy.com

04-09

Paul Smith

Paul comes to Talisman from TNK-BP, a $40 billion integrated Russian oil and gas company. Most recently Paul was Upstream Vice President, responsible for their West Siberia operations, with production of 450,000 boe/d and 3,500 employees.

He started his career at BP in Aberdeen in 1993, and has held positions of increasing responsibility in various international locations, including:

•	Project Finance Manager for BP’s first joint venture in China.

•	Offshore Installation Manager for the Miller platform in the UK.

•	Vice President & Director, Upstream Projects and later CFO for BP’s Trinidad operations, helping deliver the world’s largest offshore gas pipeline and develop a strategic framework for gas expansion.

•	He returned to Aberdeen in 2003, where he was responsible for European exploration activity and bringing the $1 billion Clair facility West of Shetland online.

Paul has an established track record in the upstream business, with commercial, operational, project management and strategic experience. He received a BSc (1st Class Honours) in Business Organisation from Heriot-Watt University.

Richard Herbert

Richard comes to Talisman from TNK-BP, a $40 billion integrated Russian oil and gas company. Most recently, he was a member of the TNK-BP Management Board and Executive Vice President, Technology, providing technology leadership and support including: the centralized exploration program; seismic and production technology; evaluation of major new field development projects; and reserves management.

His career started with Phillips Petroleum in 1980 and he moved to BP in 1984, before joining TNK-BP in 2003. His extensive global experience includes:

•	Development geologist in West Africa.

•	Exploration geologist working on projects in Southeast Asia, Western Europe and North Africa.

•	Project Manager or Team Lead for ventures in Venezuela, Mexico, Colombia and Angola.

•	Performance Unit Leader for the Wytch Farm oilfield in the UK.

•	Transformation Team Leader, Aberdeen, in a special project to restructure BP's North Sea Business.

•	Vice President Exploration, TNK-BP, developing an upstream renewal strategy, growing exploration additions to over 300 million barrels per year.

In addition to an impressive track record in many facets of the exploration business, Richard holds a B.Sc. (1st Class Honours) in Geology from the University of Bristol.